Exhibit 12.1

W. P. CAREY INC.

RATIO OF EARNINGS TO FIXED CHARGES CALCULATION

	Years Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Add:
Income from continuing operations before income taxes	$95,237	$94,287	$190,254	$109,757	$81,010
Fixed charges	110,204	52,213	23,648	17,437	16,661
Distributions received from equity investments in real estate and the Managed REITs in excess of equity income	58,018	46,294	20,807	18,758	39,102
Less:
Income from equity investment in real estate and the Managed REITs	(52,731)	(62,392)	(51,228)	(30,992)	(13,424)
Noncontrolling interests in pre-tax income or loss of subsidiaries that have not incurred fixed charges	(3,457)	(1,319)	(2,734)	(1,722)	(2,258)

Total	$207,271	$129,083	$180,747	$113,288	$121,091

Fixed Charges:
Interest expense	$108,193	$50,709	$22,366	$16,233	$15,415
Estimated interest component of rent expense	2,011	1,504	1,282	1,204	1,246

Total	$110,204	$52,213	$23,648	$17,437	$16,661

Ratio of Earnings to Fixed Charges	1.88	2.47	7.64	6.49	7.27